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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer E195-E2 Granted Certification by ANAC, FAA and EASA

São José dos Campos, Brazil, April 15, 2019 – At a ceremony held today at the Company's facilities in São José dos Campos, Embraer received the Type Certificate for the E195-E2 from three regulatory authorities: ANAC, the Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil); the FAA (U.S. Federal Aviation Administration) and EASA (European Aviation Safety Agency). The E195-E2 is the biggest of the three members of the E-Jets E2 family of commercial airplanes and the largest commercial aircraft Embraer has ever made.

“Just like the E190-E2, we once again obtained type certification simultaneously from three major world regulatory authorities,” said Paulo Cesar de Souza e Silva, Embraer President & CEO. “This is another great achievement from our engineering and program teams. They’ve built, and now have certification for, the most efficient single-aisle jet on the market. And they’ve done it again right on schedule and exceeding specification.”

“Our flight tests confirmed that the aircraft is better than its original specification. Fuel consumption is 1.4% lower than expected - that’s 25.4% less fuel per seat compared to the current-generation E195. Maintenance costs are 20% lower,” said John Slattery, President & CEO, Embraer Commercial Aviation. “There’s no question that airlines are going to love this airplane’s economics. The E195-E2 is the ideal aircraft for growing regional business and complementing existing low-cost and mainline fleets.”

The E195-E2 will enter service in the second half of 2019 with Azul Linhas Aéreas Brasileiras S.A. Binter Canarias, of Spain, will also receive its first E195-E2 in 2019. Embraer used two prototype aircraft in the E195-E2 certification campaign, one for aerodynamic and performance tests, the other for the interior and validation of maintenance tasks.

The E195-E2 is the most environmentally friendly aircraft in its class. It has the lowest levels of external noise and emissions. The cumulative margin to ICAO Stage IV noise limit ranges from 19 to 20 EPNdB, 4.0 EPNdB better than its direct competitor.

Like the E190-E2, the E195-E2 has the longest maintenance intervals in the single-aisle jet category with 10,000 flight hours for basic checks and no calendar limit for typical E-Jet operations. This means an additional 15 days of aircraft utilization over a period of ten years compared to current generation E-Jets.

The E195-E2 features new ultra-high bypass ratio engines, a completely new wing, full fly-by-wire and new landing gear. Compared to the first-generation E195, 75% of aircraft systems are new. The E195-E2 has 3 additional seat rows. The cabin can be configured with 120 seats in two classes, or up to 146 in single class.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer is the world’s leading manufacturer of commercial aircraft up to 150 seats with more than 100 customers from all over the world. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,500 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

E195-E2 Performance Improvements

E195-E2 performance targets were to be similar to the E195 but with more payload (12 more passengers). The final results, however, show significant improvements in many areas.

Range - Maximum range is 2,600 nautical miles with a full passenger load, 600 nm more than the E195.

Restricted Airports – The E195-E2 can serve more markets from limited airfields. From Denver, the aircraft’s range is more than 900 nm longer than the E195. From Santos Dumont, the gain is more than 500 nm.

Take Off Field Length – At MTOW, the E195-E2 requires only 1,800 m (2,180 m for the E195.)

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer